

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 2, 2018

Leong Yee Ming
Chief Executive Officer
Vitaxel Group Limited
Wisma Ho Wah Genting
No. 35, Jalan
Maharajalela, 50150 Kuala Lumpur
Malaysia

Re: Vitaxel Group Limited
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed April 17, 2017
File No. 000-55685

Dear Mr. Leong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Mark E. Crone
         The Crone Law Group